VF 3-8-05

05036070

[UNITED STA]TES
[SECURITIES AND EXCHAN]GE COMMISSION
[WASHINGTON, D.]C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 213

SEC FILE NUMBER
8- 41173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARCH CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 South Dearborn, Suite 320
(No. and Street)

CHICAGO	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD J. RICE, PRESIDENT — (312) 640-0480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – *if individual, state last, first, middle name*)

230 WEST MONROE STREET, SUITE 330	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/11/05

OATH OR AFFIRMATION

I, RICHARD J. RICE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARCH CAPITAL CORP., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A RHODES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/06/06

Patricia A. Rhodes
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVID &
BERNSTEIN LLP
Certified Public Accountants

◇ John V. Basso, CPA
◇ Mark T. Jason, CPA
◇ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

Board of Directors
March Capital Corp.
Chicago, Illinois

We have audited the accompanying statement of financial condition of March Capital Corp. as of December 31, 2004, and the related statements of operations and changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of March Capital Corp. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 9, 2005

230 West Monroe Street ◇ Suite 330 ◇ Chicago, IL 60606 ◇ Tel. 312/782 4710 ◇ Fax 312/782 4711

MARCH CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 13,037	
Commissions receivable	196,629	
Miscellaneous receivable	392	
Prepaid expenses	4,398	
		$ 214,456

LIABILITIES AND STOCKHOLER'S EQUITY

Liabilities:		
Commissions payable	$ 114,520	
Illinois replacement tax payable	5,000	
		$ 119,520
Stockholder's Equity:		
Common stock, 200 shares authorized; 100 shares issued	1,000	
Additional paid-in capital	6,217	
Retained earnings	87,719	
		94,936
		$ 214,456

See Notes to Financial Statements.

MARCH CAPITAL CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

COMMISSION AND FEE INCOME		$1,686,478
OPERATING EXPENSES:		
Salaries		
Officer/stockholder	$ 103,533	
Other	1,162,151	
Payroll taxes and benefits	42,898	
	1,308,582	
Bank charges	362	
Communication	4,563	
Contributions	1,000	
Entertainment/promotion	10,190	
Illinois replacement tax	4,831	
Office expense	4,039	
Parking/transportation	1,449	
Postage and delivery	1,251	
Professional fees	14,213	
Regulatory and other fees	12,093	
Rent, office	6,000	
Travel	1,766	
		1,370,339
NET INCOME		$ 316,139

See Notes to Financial Statements.

MARCH CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional		
	No. of Shares	Amount	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2003	100	$ 1,000	$ 6,217	$ 81,408	$ 88,625
Net income				316,139	316,139
Stockholder distributions				(309,828)	(309,828)
Balance, December 31, 2004	100	$ 1,000	$ 6,217	$ 87,719	$ 94,936

See Notes to Financial Statements.

MARCH CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

OPERATIONS:		
Net income	$ 316,139	
Adjustments to reconcile net income to net cash provided by operations:		
Changes in operating assets and liabilities:		
Assets - decrease (increase) in		
Commissions and fees receivable	(47,398)	
Prepaid expenses	(180)	
Miscellaneous receivables	7,859	
Liabilities - increase (decrease) in		
Bank overdraft	(1,994)	
Commissions payable	41,969	
Accrued expenses	5,688	
Illinois replacement tax payable	658	
Net cash provided by operations		$ 322,741
FINANCING ACTIVITIES:		
Stockholder distributions		(309,828)
NET INCREASE IN CASH		12,913
CASH, BEGINNING OF YEAR		124
CASH, END OF YEAR		$ 13,037
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for Illinois replacement tax		$ 4,091
Cash paid during the year for interest		$ -

See Notes to Financial Statements.

1. Nature of Operations:

March Capital Corp. (Company) is an Illinois corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company's revenue consists primarily of commissions for raising funds invested in managed accounts in the alternative strategies sector, and private placements and offerings devoted substantially to start-up and early stage business ventures. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

2. Summary of Significant Accounting Policies:

a. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Cash and Cash Equivalents:

The Company maintains its cash in bank accounts insured by the Federal Deposit Insurance Corporation up to $100,000. The bank accounts, at times, exceeded federal limits. The Company has not experienced any losses on such accounts.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

c. Income Taxes:

Since the Company has elected to be taxed as an "S Corporation", there is no Federal income tax at the corporate level. Income flows through, and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $90,146, which was $82,178 in excess of its required net capital of $7,968. The Company's ratio of aggregate indebtedness to net capital was 1.33 to 1 at December 31, 2004.

4. Significant Clients:

For 2004, two clients accounted for substantially all revenue. Commissions receivable at December 31, 2004 consisted entirely of amounts due from those clients.

3. Operating Lease:

The Company rents office facilities on a month-to-month basis at a current rate of $500 per month.

MARCH CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total capital and allowable subordinated liabilities	$ 94,936
Deductions for non-allowable assets:	
Miscellaneous receivable	(392)
Prepaid expenses	(4,398)
NET CAPITAL	$ 90,146

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital	$ 90,146
Minimum net capital requirement:	
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	7,968
EXCESS NET CAPITAL	$ 82,178
EXCESS NET CAPITAL AT 1000%	$ 78,194

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 119,520
Ratio: Aggregate indebtedness to net capital	1.33 to 1

RAVID & BERNSTEIN LLP
Certified Public Accountants

◇ John V. Basso, CPA
◇ Mark T. Jason, CPA
◇ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Mr. Richard J. Rice
March Capital Corp.

In planning and performing our audit of the financial statements of March Capital Corp. ("Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons (2) recordation of differences required by Rule 17a-13 (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control system or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of

230 West Monroe Street ◇ Suite 330 ◇ Chicago, IL 60606 ◇ Tel. 312/782 4710 ◇ Fax 312/782 4711

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the shareholder has informed us that he exercises close oversight of accounting records daily, thus offsetting the lack of separation of duties. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 9, 2005